EXHIBIT 21.1

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Organization	% Owned
Willsky Development, Ltd.	BVI	100%
Tianjin SingOcean Public Utility Development Co., Ltd.	PRC	99%
Tianjin Sing Ocean Public Utility Development Co., Ltd. – Acheng Division	PRC
Tianjin Sing Ocean Public Utility Development Co., Ltd. – Dashiquio Division	PRC
Hunchun SingOcean Ocean Energy Co., Ltd.	PRC	99%